SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Vocus, Inc.

(Name of Subject Company (Issuer))

GTCR Valor Merger Sub, Inc.

GTCR Valor Companies, Inc.

(Names of Filing Persons (Offerors))

GTCR Valor Holdings, Inc.

Canyon Companies S.à r.l.

Canyon Investments S.à r.l.

Canyon Holdings S.à r.l.

GTCR Canyon Holdings Cayman LP

GTCR Canyon Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other persons))

Common Stock, par value $0.01 per share	92858J108
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Valor Companies, Inc.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Tel: (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$449,648,928	$57,914.78

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 24,980,496 shares of common stock, par value $0.01 per share, of Vocus, Inc., and the associated preferred share purchase rights, at a purchase price of $18.00 per share. Such number of shares consists of (i) 21,619,289 shares of common stock issued and outstanding as of April 15, 2014 (including 1,143,268 restricted shares), and (ii) 3,361,207 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units to acquire shares of Vocus, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001288 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,914.78	Filing Party: GTCR Valor Merger Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: April 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on April 18, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed on May 1, 2014, Amendment No. 2 filed on May 7, 2014, Amendment No. 3 filed on May 9, 2014, and this Amendment, the “Schedule TO”), which relates to the offer by GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus, Inc., a Delaware corporation, at a purchase price of $18.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) respectively. This Amendment is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Amendment to the Schedule TO

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

In connection with the Complaint, following a hearing on May 15, 2014 in the Delaware Court of Chancery, Vice Chancellor Laster issued an order denying the plaintiffs’ motion for preliminary injunction to enjoin the acquisition of Vocus by Parent and the Purchaser.

On May 15, 2014, after review by the DOJ, the FTC granted early termination of the waiting period under the HSR Act applicable to the purchase of Shares in the Offer. As a result of the early termination, the HSR Condition to the Offer has been satisfied.

The Offer remains subject to the remaining conditions to the Offer set forth in Section 14—“Conditions of the Offer” of the Offer to Purchase including the Financing Proceeds Condition and the condition to the Offer relating to the marketing period. The full text of the press release announcing the satisfaction of the HSR Condition is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

On May 16, 2014, Parent and the Purchaser extended the expiration of the Offer until 9:30 a.m., New York City time, on Wednesday, May 21, 2014, unless and until the expiration of the Offer is further extended in accordance with the Merger Agreement and applicable law. The Offer was previously scheduled to expire at 9:30 a.m., New York City time, on May 16, 2014. The Depositary has advised that, as of the close of business on May 15, 2014, a total of approximately 17,961,740 Shares, or approximately 83% of the outstanding Shares, had been validly tendered into, and not properly withdrawn from, the Offer, including 934,156 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(B) Press Release issued by Parent and the Purchaser on May 16, 2014.

Amendments to the Offer to Purchase and the Other Exhibits to Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “9:30 a.m., New York City time, on Friday, May 16, 2014” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal For Shares (Exhibit (a)(1)(B)), Letter of Transmittal for Employee Restricted Shares (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(F)) are hereby amended and replaced with “9:30 a.m., New York City time, on Wednesday, May 21, 2014.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2014

GTCR Valor Merger Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Companies, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

Canyon Companies S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

Canyon Investments S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

Canyon Holdings S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

GTCR Canyon Holdings Cayman LP

By: GTCR Canyon Partners, Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Canyon Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/A AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 18, 2014.*

(a)(1)(B)	Letter of Transmittal for Shares.*

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares.*

(a)(1)(D)	Notice of Guaranteed Delivery.*

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(G)	Press Release issued by Vocus on April 7, 2014 (incorporated by reference Exhibit 99.1 to the Schedule TO-C filed by the Purchaser with the SEC on April 7, 2014).*

(a)(1)(H)	Summary Advertisement published in The Wall Street Journal on April 18, 2014.*

(a)(5)(A)	Verified Class Action Complaint, dated April 28, 2014 (TLC Foundation L.P. v. Vocus, Inc. et al.).*

(a)(5)(B)	Press Release issued by Parent and the Purchaser on May 16, 2014.

(b)(1)	Debt Commitment Letter by and between Parent and Jefferies Finance LLC, dated April 6, 2014.*

(d)(1)	Agreement and Plan of Merger, dated as of April 6, 2014, by and among Parent, the Purchaser and Vocus (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vocus with the SEC on April 7, 2014).*

(d)(2)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Okumus Fund Management Ltd.*

(d)(3)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Richard Rudman.*

(d)(4)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Stephen Vintz.*

(d)(5)	Stock Purchase, Non-Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and JMI Equity Fund VI, L.P.*

(d)(6)	Non-Disclosure Agreement, dated December 20, 2013, by and between Vocus and GTCR LLC.*

(d)(7)	Amendment to Non-Disclosure Agreement, dated April 6, 2014, by and between Vocus and GTCR LLC.*

(d)(8)	Exclusivity Agreement, dated March 8, 2014, by and between Vocus and GTCR LLC.*

(d)(9)	Equity Commitment Letter, dated as of April 6, 2014, from GTCR Fund X/A AIV LP to Parent.*

(d)(10)	Limited Guaranty, dated as of April 6, 2014, delivered by GTCR Fund X/A AIV LP in favor of Vocus.*

*	Previously filed.

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